Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 22 DATED FEBRUARY 22, 2022
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

910 W Carver Controlled Subsidiary – Tempe, AZ

On February 15, 2022, we directly acquired ownership of a “majority-owned subsidiary,” FRIND-Carver, LLC (the “910 W Carver Controlled Subsidiary”), for an initial purchase price of approximately $2,410,000 which is the initial stated value of our equity interest in the 910 W Carver Controlled Subsidiary (the “910 W Carver East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the 910 W Carver Controlled Subsidiary for an initial purchase price of approximately $21,690,000 (the “910 W Carver Interval Fund Investment” and, together with the 910 W Carver East Coast Opportunistic REIT Investment, the “910 W Carver Investment”). The 910 W Carver Controlled Subsidiary used the proceeds of the 910 W Carver Investment to acquire a partially leased industrial building containing approximately 110,000 square feet of net rentable area on an approximately 11.2-acre site located at 910 W Carver, Phoenix, AZ 85284 (the “910 W Carver Property”). The initial 910 W Carver Investment was funded with proceeds from our Offering, and the closing of the initial 910 W Carver Investment and the 910 W Carver Property occurred concurrently.

The 910 W Carver Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 910 W Carver East Coast Opportunistic REIT Investment, we have authority for the management of the 910 W Carver Controlled Subsidiary, including the 910 W Carver Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total 910 W Carver Property purchase price, paid directly by the 910 W Carver Controlled Subsidiary.

The total purchase price for the 910 W Carver Property was approximately $24,100,000, or approximately $219 per rentable square foot. We anticipate soft costs and fees of approximately $400,499 for the closing of the acquisition, bringing the total projected project cost for the 910 W Carver Property to approximately $24,500,499.

The 910 W Carver Property was delivered in 1998. It is 70% leased to a tenant whose lease is expiring in 2022. A lease is currently being negotiated with another tenant to lease the entire 110,000 square feet building. No financing was used for the acquisition of the 910 W Carver Property; however, financing may be pursued at a later date.

The 910 W Carver Property is located on approximately 11.2 acres of improved land at 910 W Carver Tempe, AZ in Maricopa County. The 910 W Carver Property is approximately 15 miles from Downtown Phoenix and less than three miles from I-10.

The following table contains underwriting assumptions for the 910 W Carver Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
910 W Carver	7.25%	4.25%	5 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.